EXHIBIT 16.2

January 16, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7561

Ladies and Gentlemen:

We have read the “Change In Independent Registered Public Accounting Firm” section of Pharmasset, Inc.’s Form S-1 registration statement dated January 16, 2007 and have the following comments:

1. We agree with the statements made in the third and fourth sentences of the first paragraph and with the statements made in the third through the tenth sentences of the second paragraph.

2. We have no basis on which to agree or disagree with statements made in the first two sentences and the fifth through eighth sentences of the first paragraph or with the statements made in the first two sentences and the eleventh sentence of the second paragraph.

Yours truly,

/s/ Deloitte & Touche LLP